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October 4, 2016

Via EDGAR and e-mail

Edward P. Bartz
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	ALAIA Market Linked Trust Amendment No. 3 to Registration Statement on Form S-6 Filed September 21, 2016 File Nos.: 333-206756 and 811-23095

Dear Mr. Bartz:

On behalf of our client, ALAIA Market Linked Trust, we submitted to the Securities and Exchange Commission on September 21, 2016 Pre-effective Amendment No. 3 to the above-referenced registration statement (referred to herein for ease of reference as the “Amendment”).  The Amendment incorporates responses to the oral comments transmitted by the Staff.

We identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.

Cover

1.	In the second bullet, clarify that the maximum return is a total return for the 2-year life of the trust; also provide an annualized return.

We have made these changes in the second bullet on the cover page.

2.	In the third bullet, clarify that the maximum loss is up to 90%.

We have made these changes to the second bullet on the cover page.

Edward P. Bartz
U.S. Securities and Exchange Commission
October 4, 2016

Principal Investment Strategy (Pages 3-5)

3.	In the first bullet discussing the “capped” return, please clarify the disclosure.

We have revised the disclosure of the capped return on page 3.

4.	In the second bullet on page three discussing “enhanced participation,” please provide the maximum return over the 2-year life of the trust.

We have added this disclosure to the second bullet on page 3.

5.	In the third bullet on page 3 discussing “buffered,” include the 10% buffer figure.

We have added this disclosure to the third bullet on page 3.

6.	The third paragraph on page 5 states that investors may lose some or all of their investment; please conform to the disclosure in the third bullet on the cover page.

We have revised the disclosure in the third bullet on the cover page to correctly state that investors may lost up to 90% of their investment.

7.	In the middle of page 5, add disclosure that an investor’s return may be higher or lower if he or she purchases units other than at the inception date of the trust.

We have revised the disclosure on page 5.

Principal Investment Strategy (Page 6)

8.	In the summary of defined terms, remove the 190% figure in the definition of “Upside Multiplier.”

We have revised that definition and removed the 190% figure.

9.	Please add a definition of “Inception Value.”

We have added a definition of “Inception Value” in the summary of defined terms on page 6.

Edward P. Bartz
U.S. Securities and Exchange Commission
October 4, 2016

Principal Risks (Page 11)

10.	In the third sentence of the first bullet on page 11 (“Gain or loss on the units is subject to a capped upside and partial downside protection”), modify the last clause to indicate that the units’ performance “will be less” than the performance of the Reference Asset.

We have revised the disclosure in this risk factor.

11.	In the second bullet on page 11, modify the amount of potential loss to make it consistent with the other disclosure.

We have revised this risk factor to make the description of the potential loss amount consistent with similar disclosures in the Amendment.

Fees and Expenses Table (Page 15)

12.	Please submit a confidential supplemental submission supporting the estimated organization costs.

We have submitted this information confidentially to the Staff.  In addition, we will restore the disclosure that the estimates are based on an estimated trust size of $15 million in the next filing.

Reference Asset Past Performance (Page 22)

13.	Please move the historical graph prior to the historical pricing table.

We have made this change on page 22.

Taxes (Page 38)

14.	At the end of the last paragraph of the “Treatment of the Options” section, please remove all references other than to options.

We have revised the disclosure on page 38.

Edward P. Bartz
U.S. Securities and Exchange Commission
October 4, 2016

Exhibits

15.	Please refile your opinion.

We have refiled our Exhibit 3.1 opinion.

************

We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments.  Please call with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Paul Koo Vincent Iannuzzi Donna Fiorini Anna T. Pinedo Kelley A. Howes Matthew J. Kutner